SCHEDULE A

TO THE ADVISORY AGREEMENT

FOR JPMORGAN INSTITUTIONAL TRUST

(Amended as of May 18, 2016)

Name	Advisory Fee (as a percentage of average daily net assets) (annualized)
JPMorgan Intermediate Bond Trust	0.30%
JPMorgan Core Bond Trust	0.30%
JPMorgan Equity Index Trust	0.25%[1]

[1]	Effective 9/1/16, advisory fee will be reduced to 0.04%.

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J.P. Morgan Investment Management Inc.

By:
Name:
Title:

JPMorgan Institutional Trust

By:
Name:
Title: